                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              ATC HEALTHCARE, INC.
             (Exact name of Corporation as specified in its charter)



               Delaware                                    11-2650500
        (State of incorporation                          (IRS Employer
           or organization)                          Identification Number)

    1983 Marcus Avenue, Suite E-122
        Lake Success, New York                                11042
(Address of principal executive offices)                   (Zip Code)




        Securities to be registered pursuant to Section 12(b) of the Act:



           Title of each class                Name of each exchange on which
           to be so registered                each class is to be registered
           -------------------                ------------------------------
   Class A Common Stock, $.01 par value         The American Stock Exchange
   Class B Common Stock, $.01 par value         The American Stock Exchange



     Section 12(b) of the Exchange Act and is effective pursuant to General
                 Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

ITEM 1. DESCRIPTION OF CORPORATION'S SECURITIES TO BE REGISTERED.

Under the provisions of the Corporation's Certificate of Amendment of Incorporation, which was filed with the Secretary of the State of Delaware on December 18, 1995, the Corporation is authorized to issue 10,000 shares of Preferred Stock, $1.00 par value ("Preferred Stock"), 50,000,000 shares of Class A common stock, $.01 par value ("Class A Common Stock") and 1,554,936 shares of Class B common stock, $.01 par value ("Class B Common Stock"). All of the outstanding shares of Common Stock to be listed on The American Stock Exchange on or about March 19, 2002, are fully paid and nonassessable. No shares of Preferred Stock have been issued or authorized for issuance. The rights, powers and limitations of the Common Stock are set forth in full in the Certificate of Incorporation, a copy of which was filed as an exhibit to the Annual Report on Form 10-K (File No. 0-11380) for the year ended

February 28, 1996 as filed with the Securities and Exchange Commission on May 13, 1996 and is incorporated herein by reference. The following summary should be read in conjunction with, and is qualified in its entirety by reference to, the Certificate of Incorporation.

Voting. On matters brought before the stockholders of the Corporation, Each holder of record of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held by such holder. Each holder of record of Class B Common Stock is entitled to ten votes (except in certain circumstances) for each share of Class B Common Stock held by such holder. A holder may own both Class A Common Stock and Class B Common Stock, in which case such holder will be entitled to one vote for each share of Class A Common Stock and ten votes for each share of Class B Common Stock held by such holder. Additional shares of Common Stock may be issued without stockholder approval.

Dividends. Subject to the prior rights of holders of any shares of Preferred Stock which may be subsequently issued and outstanding, holders of Common Stock will be entitled to receive ratably all dividends, payable in cash or otherwise, as may be declared by the Board of Directors out of assets or funds legally available therefore. The declaration and payment of cash dividends is solely within the discretion of the Board of Directors. The Corporation has not paid any cash dividend in the recent past and does not anticipate paying a cash dividend in the foreseeable future.

Liquidation Rights. Subject to the prior rights of holders of any shares of Preferred Stock which may be subsequently issued and outstanding, holders of Common Stock shall have the right to share ratably in all assets remaining after payment of all liabilities of the Corporation in the event of the winding up or partial or complete liquidation of the Corporation.

Transferability. The Common Stock will be freely transferable, and the stockholders will not be restricted in their ability to sell or transfer shares of the Common Stock, except for federal and state securities law restrictions on directors, officers and other affiliates of the Corporation and on persons holding "restricted" stock. The Corporation is filing an application with the American Stock Exchange to list the Common Stock for trading on The American Stock Exchange.

Preemptive, Subscription and Redemption Rights. The Common Stock will not carry any preemptive, subscription or redemptions rights enabling a holder to subscribe for or receive shares of any class of stock of the Corporation or any other securities convertible into shares of any class of stock of the Corporation, except for any contractual rights that may be granted from time to time by the Corporation.

Preferred Stock. Subject to the Certificate of Incorporation and applicable law, the Board of Directors has the authority to issue shares of Preferred Stock from time to time in one or more series without stockholder approval. The Board of Directors has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the dividend rate, and the voting rights, conversion privileges, redemption and liquidation rights, if any, and any other rights, preferences and limitations of the particular series. The Corporation has no plans to issue any Preferred Stock. One of the effects of the existence of unissued and unreserved Preferred Stock may be to enable the Board of Directors to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Corporation by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of the Corporation's management and possibly deprive the stockholders of opportunities to sell their shares of Common Stock at prices higher than the prevailing market prices. Such additional shares also could be used to dilute the stock ownership of persons seeking to obtain control of the Corporation. Further, the issuance of Preferred Stock could, depending upon the rights assigned to such Preferred Stock, have an adverse effect on the holders of Common Stock by delaying or preventing a change of control of the Corporation, making removal of the present management of the Corporation more difficult, or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

ITEM 2. EXHIBITS.

None.

                                    SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.

                                          ATC HEALTHCARE, INC.,
                                          a Delaware corporation

                                          By: /s/ Alan Levy
                                             -----------------------------------
                                             Alan Levy
                                             Senior Vice President
                                             Chief Financial Officer




Date: March 18, 2002